April 2012: First Quarter Review

Strong First Quarter

Stocks posted a third consecutive month of positive returns, helping the major averages settle near multi-year highs for the first quarter of 2012. Growth beat value across the size spectrum, as large-cap growth stocks led the way higher with a 14.3% return. The S&P 500 returned 12.0%. European sovereign debt had a positive influence for a change as the European Central Bank's Long Term Refinancing Operations continued to push interest rates lower in Greece, Italy and Spain early in the quarter. The Performance Fund lagged its benchmark, as we held a higher than normal level of cash as more and more economic statistics indicated a slowdown in global growth through the end of the quarter and interest rates in Spain began to reverse higher. We also felt stocks would feel some selling pressure earlier in the quarter (coincident with the slowdown in growth) to correct a highly overbought market condition. But stocks stayed overbought right up until the last days of the quarter before we began to see any significant selling.

Uptrend  Ends  with  End  of  Quarter

Distribution days (a condition when the market ends lower on higher volume than the day before) began to pile up at the end of the first quarter, as the selling we earlier anticipated finally arrived. By the first week of April, the NYSE had logged eight distribution days while the S&P 500 incurred six. Once an index records six distribution days in a short period of time, that marks the end of the market uptrend and stocks enter some type of correction. A "correction," however, is a loosely defined term. A 3% to 5% decline from the recent high is big enough to be a correction. Most of the leading stocks in the market have seen little selling pressure so we would not be surprised to see the market have only a modest pullback around 5% or less, probably as a result of a further slowdown in economic growth or more angst in Europe. The most recent release of the payroll report showed nonfarm payrolls rose only by 120,000 new jobs, short of the 200,000 economists had predicted. Interest rates in Spain and Portugal are on the rise again, signaling potential further problems with sovereign debt. A recent downgrade of U.S. credit by rating agency Egan Jones from  AA+  to  AA  may  also  contribute  to  some  modest  selling  pressure.

Mild  Corrections  are  Positive  for  the  Market

All is not lost simply because the market ends its uptrend and enters a correction. Mild corrections are positive in that they alleviate overbought conditions where stocks are stretched too far to the upside to keep moving higher. A short-term market pullback also allows for a sharper focus on the market's true leading stocks that may resist the selling pressure by moving mostly sideways and setting up new bases from which they can emerge. Remember, the global economy is still growing, just at a slower pace. In order to see a steep pullback in stocks we would likely need to see one of the following: a super spike in oil attributed to a geopolitical shock; a sharp contraction (more than just a slowdown) in U.S. private sector job growth; or a sharp contraction (well into negative territory) in U.S. earnings growth. If a steep contraction develops, we will increase our cash position to protect capital, but we don't expect that at this time.




MARKET  SECTOR  PRICE  CHANGES



                        % 3 Months                 %YTD

S&P 500 Index                12.0%                12.0%
Russell Large Index          12.3%                12.3%
Russell Mid Index            12.5%                12.5%
Russell Small Index          12.1%                12.1%
Russell 3000 Index           12.3%                12.3%




Last  3  Months  and  YEAR-TO-DATE



VALUE          BLEND          GROWTH
10.4%          12.3%           14.3%       LARGE
10.4%          12.3%           14.3%
10.8%          12.5%           14.2%       MEDIUM
10.8%          12.5%           14.2%
11.1%          12.1%           13.1%       SMALL
11.1%          12.1%           13.1%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        22%            11%
Consumer Staple             1%            11%
Energy                      7%            12%

Financial                   6%            14%
Health Care                13%            11%
Industrials                 9%            11%

Information Tech           18%            20%
Materials                   2%             4%
Telecommunications          0%             3%

Utilities                   0%             3%
Sector-Specific ETFs        3%            N/A
Cash                       18%            N/A
Other                       1%            N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
3%          10%        45%        LARGE

1%           3%        33%        MEDIUM

2%           0%         3%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                           % of Fund
GNC Corp                                         2.8%
Kinder Morgan Inc                                2.7%
Rackspace Hosting Inc                            2.7%
SXC Health Solutions Corp                        2.6%
BE Aerospace Inc                                 2.1%



TOP  FIVE  STOCK  HOLDINGS



                                            % of Fund
International Business Machines                  3.4%
W W Grainger Inc                                 3.1%
GNC Corp                                         2.8%
Alexion Pharmaceuticals Inc                      2.7%
Kinder Morgan Inc                                2.7%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.